Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

Itaú Unibanco enters into an agreement for the sale of the Group Life Insurance business

ITAÚ UNIBANCO HOLDING S.A. (“Itaú Unibanco”) announces to its stockholders and the market in general that it entered, on this date, into an agreement for the purchase and sale of shares (“Agreement”) with Prudential do Brasil Seguros de Vida S.A. (“Prudential”) by means of which Itaú Unibanco undertakes to sell the totality of its operations of group life insurance that is sold, primarily, by means of brokers (“Operation”).

In order to complete the Operation, Itaú Seguros S.A. a subsidiary of Itaú Unibanco, will be spun off and the group life insurance operations will be transferred to IU Seguros S.A., the totality of the capital of which will be sold to Prudential.

The group life insurance operation earned net premiums in the approximate amount of R$ 465 million in 2015 and more than 1,900,000 lives were insured.

The transfer of the shares and the financial settlement of this Operation will take place after compliance with some conditions provided for in the Agreement, including the obtainment of the necessary regulatory authorizations.

The Operation is not expected to have significant accounting impacts on the results of Itaú Unibanco in 2016.

The sale of this operation reinforces Itaú Unibanco’s strategy, which has already been disclosed, to focus on mass-market insurance products that are typically related to retail banking.

São Paulo, September 19, 2016.

MARCELO KOPEL Investor Relations Officer ITAÚ UNIBANCO HOLDING S.A.